SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
A Publicly-traded Company
CNPJ/MF No. 02.558.115/0001 -21
NIRE No. 33.3.0027696 -3

MINUTES OF EXTRAORDINARY GENERAL MEETING
HELD ON DECEMBER 30, 2009

DATE, TIME AND PLACE: December 30, 2009, at 09.00 a.m., at the headquarter of TIM Participações S.A. (“Company”), located at Avenida das Américas No. 3434, Bloco 1, Barra da Tijuca, in the city and State of Rio de Janeiro.

ATTENDEES: Shareholders representing more than 88% (eighty eight percent) of the voting capital stock, as verified from the signatures entered in the Register of Shareholders’ Attendance. Also present, Messrs. Luiz Mariano de Campos, member of the Audit Committee and Audit Council, Claudio Zezza, Chief Financial Officer and Officer for Investor Relations; Antonino Ruggiero, Chief Wholesale Officer; Gelson Amaro, representative of ACAL Consultoria e Auditoria S.S., Flavio Cortez Gori, representative of Ernst & Young Auditores Independentes S.S., independent auditors of the Company, Hans Lin, representative of Banco Merrill Lynch de Investimentos S.A.; José Luiz de Souza Gurgel, representative of BDO Trevisan Auditores Independentes, independent auditors of Holdco Participações Ltda., and also Mr. Leo Julian Simpson, legal representative of that same company and its sole quotaholder, JVCO Participações Ltda.

COMMITTEE: Chairman – Mr. Robson Goulart Barreto; Secretary – Ms. Alessandra Catanante.

CALLING: Call notice published in the Official Gazette of the State of Rio de Janeiro, Valor Econômico and Jornal do Comércio on December 15, 16 and 17 2009.

READING OF DOCUMENTS, RECEIPT OF VOTES AND DRAFTING OF MINUTES: (1) Reading of the documents related to the matters to be decided on in this General Meeting was unanimously waved, as these are fully known to the shareholders and have been duly disclosed to the shareholders, including by means of information posted on the Company’s webpage in the Investor Relations section. (2) The declarations of votes, protests and any dissidences that may be presented will be numbered, received and authenticated by the Committee and will remain on file at the Company’s headquarters, pursuant to Art. 130, 1st Paragraph, of Law No. 6,404/76. (3) Authorization was given to draft these minutes in summary form and their publication with omission of the signatures of all the shareholders, pursuant to Art. 130, 1st and 2nd Paragraphs, of Law No. 6,404/76, respectively.

AGENDA: (1) to examine, discuss and approve the Protocol and Justification of Merger (Protocolo e Justificação de Incorporação) of Holdco Participações Ltda.

(“Holdco”) by the Company (the “Merger”); (2) approve and ratify the appointment of the specialized company responsible for the valuation report of Holdco’s net equity, and also the financial institution responsible for the economic valuation report; (3) analyze and approve the valuation report on Holdco prepared for purposes of the Merger, and also the economic valuation report and applicable exchange ratio; (4) approve the Merger of Holdco by the Company in the terms of the Protocol and Justification of Merger (Protocolo e Justificação de Incorporação), also authorizing the Company management to perform each and any supplementary act necessary for completion of the Merger; (5) approve the increase of the Company’s capital stock due to the Merger of Holdco, including the issuance of new common and preferred shares to JVCO Participações Ltda. (“JVCO”) and, in consequence, approve the amendment of article 5 of the Company’s Bylaws; and (6) ratify the appointment by cooptation of Mr. Marco Patuano as member of the Board of Directors of the Company so as to complement the current mandate, pursuant to article 150 of Law No. 6,404/1976 and art. 28, sole paragraph, of the Company’s Bylaws, as per the approval given in a meeting of the Board of Directors held on November 27 2009.

DECISIONS: Firstly, the Chairman informed those present that the National Telecommunications Agency – Anatel, by means of ANATEL Act No. 4,634, of August 11 2009, published in the Federal Official Gazette of August 14 2009, approved the Merger hereby presented, also granting a period of 18 (eighteen) months for elimination of the geographical overlapping of grants of the Fixed Wireline Telephone Service –

“STFC” held by TIM Celular S.A. and Intelig Telecomunicações Ltda. (“Intelig”), given the relation of association between the two as a result of the aforementioned Merger. The chairman also acknowledged the receipt of the original Minutes of Holdco’s Quotaholders Meeting held on today’s date in which, awaiting only a decision by this General Meeting, the Merger was approved by Holdco’s quotaholder, on the terms and conditions set forth in the “Protocol and Justification for Merger of Holdco Participações Ltda. by TIM Participações S.A.” (Protocolo e Justificação de Incorporação). Initially, and pursuant to the information already disclosed by the Company, it was dismissed, by the totality of the shareholders, the additional presentations, as well as any further clarification regarding the Merger, whether by the Company or the attending consultants. Therefore, the shareholders decided the following with regards to the matters of the Agenda: (1) to approve unanimously by the votes cast and with no restrictions, the “Protocol and Justification for Merger of Holdco Participações Ltda. by TIM Participações S.A.” (Protocolo e Justificação de Incorporação), in all its terms, signed on December 14 2009 between the officers of the Company and Holdco (“Protocol and Justification of Merger”) in the light of the favorable opinions of the Statutory Audit Committee and Board of Directors of the Company, according to meetings held on December 14 2009; (2) to approve and ratify, unanimously by the votes cast and with no restrictions, the appointment of (a) ACAL Consultoria e Auditoria S.S., a simple company, with its principal place of business at Av. Rio Branco No. 181, 18th floor, in the city of Rio de Janeiro, State of Rio de Janeiro, Corporate Taxpayer Identification No. 28.005.734/0001 -82 (“ACAL”) for preparation of the Valuation Reports of the net equity of Holdco and the Company at book value and market value on the base-date of November 30 2009; and (b) of Banco Merrill Lynch de Investimentos S.A., a financial institution with its principal place of business in the city of São Paulo, State of São Paulo, at Av. Brig Faria Lima 3400, 18th floor, Corporate Taxpayer Identification No. 62.073.200/0001 -21 (“Banco Merrill Lynch”), to prepare the Valuation Reports of Intelig and the Company on the base-date of November 30 2009 at their respective economic values; (3) to approve, unanimously by the votes cast and with no restrictions, (a) the aforementioned Valuation Reports of the net equity of Holdco and the Company at book value and market value on the base-date of November 30 2009, which were prepared by ACAL, and (b) to acknowledge awareness of the aforementioned Valuation reports of Intelig and the Company on the base-date of November 30 2009, at their respective economic values, using the method of discounted cash flow brought to present value, which were prepared by Banco Merrill Lynch; (4) as the Company shareholders were informed that the sole quota-holder of Holdco, the company incorporated, approved the terms of the Merger in a meeting of Quota-Holding Partners held on today’s date, to approve and declare completed, unanimously by the votes cast and with no restrictions, the Merger of Holdco by the Company, in the terms of the Protocol and Justification of Merger (Protocolo e Justificação de Incorporação), and the consequent annotation in the competent registers, with the Company henceforth holding the totality of the quotas issued by Intelig; (4.1) pursuant to the Fourth Clause of the Protocol and Justification of Merger (Protocolo e Justificação de Incorporação), the quota-holding partner of Holdco will receive, in substitution for each 1 (one) quota issued by Holdco, approximately (i) 0.01431 common shares issued by the Company and (ii) 0.02770 preferred shares issued by the Company, thus resulting in 43,356,672 (forty-three million, three hundred and fifty-six thousand, six hundred and seventy-two) new common shares and 83,931,352 (eighty-three million, nine hundred and thirty-one thousand, three hundred and fifty-two) new preferred shares issued by the Company, all with no par value and with the right to full receipt of dividends or other benefits that may come to be distributed in relation to the fiscal year of 2009; (4.2) It was stated in the minutes that the Merger hereby completed does not confer the right of withdrawal on the shareholders of the Company, this latter as incorporator, who may be dissident as to the decision, pursuant to the Brazilian corporate legislation; (4.3) . It was also stated in the minutes that the Company’s officers have been authorized to take all measures necessary to reflect in the corporate documents and registers the transfer of the Intelig shares to ownership by the Company, and also for the completion and formalization of the Merger hereby approved, especially those concerning the filing and publication of the necessary corporate acts and annotations at the competent public registries, and also for publication of a material fact on completion of the Merger operation hereby approved, pursuant to CVM Instruction No. 358/2002; (5) By virtue of the Merger of Holdco by the Company, to approve, unanimously by the votes cast and with no restrictions, the increase of the Company’s capital stock by R$516,724,650.57 (five hundred and sixteen million, seven hundred and twenty-four thousand, six hundred and fifty reais, fifty-seven centavos), from R$7,632,371,373.56 (seven billion, six hundred and thirty-two million, three hundred and seventy-one thousand, three hundred and seventy-three reais, fifty-six centavos) to R$8,149,096,024.13 (eight billion, one hundred and forty-nine million, ninety-six thousand and twenty-four reais, thirteen centavos), through the issuance of (a) 43,356,672 (forty-three million, three hundred and fifty-six thousand, six hundred and seventy-two) new common shares, on the date hereof representative of around 5.14% (five point one-four per cent) of the total number of shares of this kind; and (b) 83,931,352 (eighty-three million, nine hundred and thirty-one thousand, three hundred and fifty-two) new preferred shares, representative on the date hereof of around 5.14% (five point one-four per cent) of the total number of shares of this kind, all in bookkeeping form, with no par value, which are issued by the Company and subscribed to in the name of JVCO. In consequence, Art. 5 of the Company Bylaws is amended, and shall henceforth be in effect with the following wording: “Art. 5. – The capital stock, subscribed to and paid-up, is R$8,149,096,024.13 (eight billion, one hundred and forty-nine million, ninety-six thousand and twenty-four reais, thirteen centavos), represented by 2,475,735.060 shares, of which 843,281,477 (eight hundred and forty-three million, two hundred and eighty-one thousand, four hundred and seventy-seven) are common shares and 1,632,453,583 (one billion, six hundred and thirty-two million, four hundred and fifty-three thousand, five hundred and eighty-three) are preferred shares, all nominative and with no par value.” (6) pursuant to the totality of the attending shareholders, with the absence of the funds Green HG Fund LLC, CSHG Verde Equity Master Fundo de Investimento em Ações, CSHG Verde Master Fundo de Investimento Multimercado, CSHG Strategy LS Master Fundo de Investimento Multimercado, to ratify the appointment by co-option of Mr. Marco Patuano, an Italian citizen, married, bachelor in economic science, bearer of Italian passport No. YA0199760, valid through February 18 2019, Individual Taxpayer Identification No. 058.876.927 -40, domiciled at Via Corso d´Italia No. 41, in the city of Rome, Italy, as a full member of the Company’s Board of Directors so as to complement a mandate, pursuant to article 150 of Law No. 6,404/76 and art. 28, sole paragraph, of the Company Bylaws, as per the approval given in a meeting of the Company Board of Directors held on November 27 2009, while the post of his respective alternate member shall remain vacant. The member of the Board of Directors now confirmed in the post has signed the declaration addressed in CVM Instruction No. 367/02, in accordance with the provisions of Art. 147 of Law No. 6,404/76, received by the Committee and which will remain on file at the Company’s principal place of business.

CLOSING: As there was no further business, the Chairman adjourned the meeting for the time necessary for drafting these minutes. Upon reopening the session, the minutes were read out and approved by those present, signed by the Chairman and Secretary of the Committee and by the legal representatives of the shareholders: TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S/A, CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI, NELSON DE QUEIROZ SEQUEIROS TANURE, LEONARDO MARQUES WANDERLEY, GREEN HG FUND, LLC, CSHG STRATEGY LONG SHORT MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, CSHG VERDE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, CSHG VERDE EQUITY MASTER FUNDO DE INVESTIMENTO EM AÇÕES, NORTHERN GATE, LLC, SOLOIST CAPITAL, LLC, JGP MAX MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, JGP EQUITY MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, JGP HEDGE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, EATON VANCE TAX-MANAGED EMERGING MARKETS FUND, EVERGREEN EMERGING MARKETS GROWTH FUND, SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND, STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, STATE STREET EMERGING MARKETS, THE FUTURE FUND BOARD OF GUARDIANS, THE MASTER TRUST BANK OF JAPAN, LTD. RE: MTBC400035147, VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS, CAPITAL GUARDIAN ALL COUNTRY WORLD (EX-US) EQUITY FUND FOR TAX-EXEMPT TRUST, CAPITAL INTERNATIONAL EMERGING MARKETS FUND, EMERGING MARKETS GROWTH FUND, INC, CAPITAL GUARDIAN EMERGING MARKETS EQUITY FUND FOR TAX-EXEMPT TRUSTS, NORGES BANK, CAPITAL GUARDIAN EMERGING MARKETS RESTRICTED EQUITY FUND FOR TAX-EXEMPT TRUSTS, CAPITAL

GUARDIAN EMERGING MARKETS EQUITY DC MASTER FUND, CAPITAL GUARDIAN EMERGING MARKETS EQUITY MASTER FUND.

It is certified that this is a faithful copy of the original registered in the respective book.

Rio de Janeiro (RJ), December 30 2009.

Robson Goulart Barreto	Alessandra Catanante
Chairman of the Committee	Secretary of the Committee

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 30, 2009	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.